Profit & Loss
Gravel & Gold LLC
2023

Income		
Merchandise Sales		
G&G Sales Revenue		527,662.36
	G&G Discounts	-38,558.41
	G&G Returns	-51,369.49
Total G&G Sales Revenue		**437,734.46**
3rd Party Sales Revenue		136,183.70
	3rd Party Discounts	-4,664.06
	3rd Party Returns	5,677.75
Total 3rd Party Sales Revenue		**137,197.39**
	Event Revenue	
Satellite Shops		
	Fog City Flea Sales	43,813.66
Total Satellite Shops		**43,813.66**
Wholesale		
	Wholesale Goods (Faire/ Garmatory / other)	37,470.80
	Yucca Valley Sales	0.00
	Google Campus	0.00
	Happy House Sales	0.00
	KIt Kit Dizzy	0.00
	River Co.	0.00
Total Wholesale		**37,470.80**
Total Merchandise Sales		**656,216.31**
Other Sales Revenue		
	Reporpoised Sales	9,706.82
	Treet Resale Income	0.00
	Shipping Fees Charged	13,855.38
Total Income		**$679,778.51**
COGS		
Cost Of Goods Sold		9,159.94
	Cost of Goolds Sold - G&G	150,922.95
	Cost of Goods Sold - 3rd Party	66,127.89
	Cost of Goods Sold - Satellite Shops (Fog City)	0.00
	Cost of Goods Sold - Consignment Shops	0.00
	Cost of Good Sold Wholesale (Faire /Garmatory /other)	0.00
	Repoirposed Reimbursements COGS	2,201.00
Total Cost of Goods Sold		**228,411.78**
Product Development - COGS		3,839.84
Events		3,800.00
Freight		7,426.96
Total Cost of Goods Sold		**$243,478.58**
Gross Profit		**$436,299.93**
Expenses		
SELLING EXPENSES		
Advertising & Marketing		31,325.71
Postage	(USPS, Easypost, ShipStation, stamps.com)	20,801.70 [1]
Gift Cards Issued		12,111.88
Contract Labor		
	Production & Administrative Annabel	6,952.42
	Influencers/Modeling/Photographers	3,325.00
	Marketing	6,600.00
	Other Contract Labor	200.00
	Total Contract Labor	**17,077.42**
Fees		20.90
	Transaction Fee Fog City Flea	0.00
	Credit Card Processing Costs (bill.com)	3,789.30
	Merchant Fees	0.00
	Paypal Fees	1,690.74
	Shopify Fees	15,136.60
	Total Fees	**20,637.54**
TOTAL SELLING EXPENSES		**$101,954.25**
GENERAL EXPENSES		
Supplies		
	Packaging & Shipping Supplies	6,028.34
	Shop & Studio Supplies	1,806.87
	Other Supplies	961.95
	Office Equipment (non FA)	689.99
	Total Supplies	**9,487.15**

Dues and Subscriptions		24,443.62
Physical Space		
	Alarm System	814.98
	Rent	109,644.76
	Rent Satellite Shops	0.00
	Telephone	4,328.98
	Utilities	3,178.23
	Building Spend on new Fog City (hardware costs + labor)	9,134.72
	Total Physical Space	**$127,101.67**
Travel Meals & Entertainment		
	Lodging	4,162.56
	Air	803.97
	Entertainment & Meals	1,310.80
	Travel & Mileage	312.58
	Gifts	45.41
	Education	0.00
	Wellness Expenses	0.00
	Total Travel Meals & Entertainment	**$6,635.32**
Charitable Donations		0.00
TOTAL GENERAL EXPENSES		**$167,667.76**
ADMINISTRATIVE EXPENSES		
Payroll Expenses		
	401(k) Plan Fees	0.00
	Payroll Service Subscription	3.80
	Taxes	18,784.42
	Total Payroll Expenses	223,930.03
Accounting		16,444.00
Consulting		2,475.00
Health Insurance - Owner		16,968.16
Business Insurance- Liability		1,685.89
Professional Fees Other		15,396.50
Other		0.00
Workers Comp Insurance		2,026.00
TOTAL ADMINISTRATIVE EXPENSES		**$297,713.80**
OTHER EXPENSES		
Depreciation Expense		100.00
Loan fee expense		15,919.43
Interest Expense - loans		72,764.35
Interest I	**Credit Card Interest**	5,460.80
Bank Service Charges		364.36
Bank Wire Fee		100.00
Business Fees & Taxes		12.09
	CA LLC Tax	1,205.00
	State Tax	
Uncategorized Expenses (PY expenses unaccounted for)		25,553.44
TOTAL OTHER EXPENSES		**$121,479.47**
TOTAL SELLING, GENERAL, ADMIN & OTHER EXPENSES		**$688,815.28**
NET INCOME		-$252,515.35
Other Income		
	ERTC (Employee Retention Credit)	39,440.39
	Interest Revenue	0.51
	Gain on debt forgiveness	
	Non-Taxable Grant Income (SF New Deal)	10,000.00
	Grant Income	
	Other Income Loan Rebate	
	Cash Back Rewards Bank of America	7,766.06
	Other Income - Client Design & Production Management	18,109.38
	Other Income	
Other Expenses		
	Amortization Expense - GW	5,307.00
	Reliquary Contract Work	4,485.51
Other Income		65,523.83
Total Net Income including additional income items		-$186,991.52

Balance Sheet

Gravel & Gold LLC

2023

Distribution account	2023
Assets	
Current Assets	
Bank Accounts	
Bank of America Savings 6801	572.52
Bank of America - Shop #6593	55,624.37
Bill.com Money Out Clearing	0
PayPal Holding Account	281.64
Shopify Holding Account	16,164.12
Cash in Drawer	250
Total for Bank Accounts	**72,892.65**
Accounts Receivable	
Accounts Receivable	5,412.60
Total for Accounts Receivable	**5,412.60**
Other Current Assets	
Due from Shareholders	3,226.00
Inventory Asset	29.37
Inventory - 3rd Party	15,938.56
Inventory - Fabric	13,232.00
Inventory - Finished Goods	98,204.04
Inventory - In House WIP	32,222.05
Total for Inventory Asset	**159,626.02**
Payroll Refunds	
21st Street Deposit	5,350.00
Total for Other Current Assets	**168,202.02**
Total for Current Assets	**246,507.27**
Fixed Assets	
Fixed Assets	
Accumulated Depreciation	-100
Equipment	0
Furniture and Fixtures	0
Leasehold Improvements	0
Office Equipment	848
Total for Fixed Assets	**748**
Total for Fixed Assets	**748**
Other Assets	
Accumulated Amortization - GW	-33,644.00
Loan Fee	0
Loan Fee - PVC 2023	3,500.00
Loan Fee PVC 2024	
Loan Fee Shopify Dec 2024	
Loan Fee - Shopify May 2023	4,940.00
Loan Fee - Shopify Nov 2023	6,500.00
Goodwill - 754 Election	79,604.22
Total for Other Assets	**60,900.22**
Total for Assets	**308,155.49**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	74,898.19

Total for Accounts Payable	**74,898.19**
Credit Cards	
BMO cc 5939	
BofA CC # 4309 (0937,7429)	16,850.40
BofA CC #7237	46,316.20
BofA CC #8581	16,614.77
Chase Card 4002 Old	0
Chase CC #3996	14.99
Total for Credit Cards	**79,796.36**
Other Current Liabilities	
Accrued Expenses	-350
Direct Deposit Payable	0
Gift Certificates Outstanding	33,821.71
Loan Payable - CDC Small Business	62,579.89
Loan Payable Funding Circle	0
Loan Payable Paypal	0
Loan Payable - PCV 2023 Loan	97,147.07
Loan Payable - PCV 2024 Loan	
Loan Payable - SBAD	500,000.00
Loan Payable - Seth	0
Loan Payable - Shopify	63,876.95
Notes Payable - Thomson loan #1 2019	34,004.56
Notes Payable - Thomson loan #2 2023	50,000.00
Notes Payable - Thomson loan #3 2024	
ONDECK CAPITAL	
Payroll Liabilities	0
CA PIT / SDI	-85.82
CA SUI / ETT	-45.61
Federal Taxes (941/944)	871.17
Federal Unemployment (940)	355.94
Guideline Roth 401(k)	0
Guideline Traditional 401(k)	-884.93
Total for Payroll Liabilities	**210.75**
Sales Tax Payable	-821.99
Total for Other Current Liabilities	**840,468.94**
Total for Current Liabilities	**995,163.49**
Long-term Liabilities	
Pacific Community Venture Loan	0
Total for Long-term Liabilities	**0**
Total for Liabilities	**995,163.49**
Equity	
Holly Equity	
Draws-Holly	-2,497.86
Holly Investments	0
Total for Holly Equity	**-2,497.86**
Opening Bal Equity	4,995.79
Tomra Equity	
Draws-Tomra	-2,497.93
Tomra Investments	0
Total for Tomra Equity	**-2,497.93**
Retained Earnings	-500,016.47
Net Income	-186,991.53
Total for Equity	**-687,008.00**
Total for Liabilities and Equity	**308,155.49**

Statement of Cash Flows	
Gravel & Gold LLC	
January 1-December 31, 2023	
Full name	**Total**
OPERATING ACTIVITIES	
Net Income	-186,991.53
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	56,716.08
Accounts Receivable	-5,412.60
Accrued Expenses	8,296.00
Accumulated Amortization - GW	5,307.00
BofA CC # 4309 (0937,7429)	16,850.40
BofA CC #7237	34,363.86
BofA CC #8581	16,614.77
Chase Card 4002 Old	-4,995.39
Chase CC #3996	14.99
Direct Deposit Payable	0
Due from Shareholders	-3,226.00
Gift Certificates Outstanding	1,763.85
Inventory Asset:Inventory - 3rd Party	2,106.93
Inventory Asset:Inventory - Fabric	-1,067.89
Inventory Asset:Inventory - Finished Goods	-98,204.04
Inventory Asset:Inventory - In House WIP	66,262.48
Loan Fee	3,500.00
Loan Payable - CDC Small Business	8,261.53
Loan Payable Funding Circle	0
Loan Payable Paypal	-31,835.42
Loan Payable - PCV 2023 Loan	97,147.07
Loan Payable - SBAD	1,870.00
Loan Payable - Seth	-833.4
Loan Payable - Shopify	-3,991.51
Notes Payable - Thomson loan #1 2019	-4,493.95
Notes Payable - Thomson loan #2 2023	50,000.00
Payroll Liabilities:CA PIT / SDI	128.05
Payroll Liabilities:CA SUI / ETT	-120.53
Payroll Liabilities:Federal Taxes (941/944)	871.17
Payroll Liabilities:Federal Unemployment (940)	-134.6
Payroll Liabilities:Guideline Roth 401(k)	0
Payroll Liabilities:Guideline Traditional 401(k)	-884.93
Sales Tax Payable	-821.99
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$214,051.93**
Net cash provided by operating activities	**$27,060.40**
INVESTING ACTIVITIES	
Fixed Assets:Accumulated Depreciation	-57,152.96
Fixed Assets:Equipment	3,410.24
Fixed Assets:Furniture and Fixtures	19,631.14
Fixed Assets:Leasehold Improvements	32,495.08
Fixed Assets:Office Equipment	868.5
Loan Fee - PVC 2023	-3,500.00
Loan Fee - Shopify May 2023	-4,940.00
Loan Fee - Shopify Nov 2023	-6,500.00
Net cash provided by investing activities	**-$15,688.00**
FINANCING ACTIVITIES	
Holly Equity:Draws-Holly	10,734.67
Holly Equity:Holly Investments	-156,375.13
Opening Bal Equity	4,995.79
Pacific Community Venture Loan	-10,179.77
Retained Earnings	286,508.95
Tomra Equity:Draws-Tomra	10,510.45
Tomra Equity:Tomra Investments	-156,375.13
Net cash provided by financing activities	**-$10,180.17**
NET CASH INCREASE FOR PERIOD	**$1,192.23**
Cash at beginning of period	**$71,700.42**
CASH AT END OF PERIOD	**$72,892.65**